EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2014 First Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—June 4, 2014—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the first quarter of 2014. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

First Quarter 2014 Highlights

•
Revenue during the first quarter of 2014 decreased by 7.5% to RMB204.6 million, as compared to RMB221.2 million in the first quarter of 2013, which is within the prior guidance of a decrease of 7%-11%.

•	Gross margin was 29.6% in the first quarter of 2014 as compared to 30.7% in the first quarter of 2013.

•	Net profit in the first quarter of 2014 declined by 19.9% to RMB26.6 million as compared to RMB33.2 million in the first quarter of 2013.

•	Earnings per ADS were $0.08 in the first quarter of 2014 as compared to $0.09 per ADS in the first quarter of 2013, which is above the prior guidance of $0.03-$0.07 per ADS.

•
Xiniya’s network of authorized retailers had a net reduction of 69 retail outlets in the first quarter of 2014, consisting of 13 new retail outlets opened and 82 retail outlets closed. The total number of authorized retail outlets was 1,514 as of March 31, 2014.

Recent developments

•
The Company successfully held its Fall and Winter Collections Sales Fair in mid April 2014 in Xiamen City, Fujian Province. The Company’s distributors and authorized retailers in attendance placed their purchase orders for Xiniya’s latest fall/winter collections. Xiniya exhibited over 2,000 new products during the week-long sales fair including apparel, shoes, bags and accessories for distributors and authorized retailers to select from based on each store’s location, climate and local consumer taste. Deliveries will take place during the second half of 2014. The distributors will then either deliver these products to authorized retailers or display them in their own retail outlets. The value of total purchase orders experienced a 48% decrease compared to the value of total purchase orders placed during the same period last year.

•	The Company has renewed its celebrity endorsement contract with Jacky Cheung, one of the most well-known pop singers in China. Mr. Cheung has represented the Xiniya brand since October 2007.

Guidance

•	Revenue in RMB for the second quarter of 2014 is expected to be in the range between -15% to -10%.

•	Earnings per ADS in the second quarter of 2014 are expected to be in the range between -$0.04 to +$0.01.

“Despite the continued negative effects of China’s economic softening and the aggressive discounting done by other menswear brands in order to clear inventory, I am pleased to see revenue during the first quarter come in at the higher-end of our guidance with our gross margins remaining stable,” commented Mr. Qiming Xu, Chairman and Chief Executive Officer of Xiniya. “While we are disappointed with our sales fair results, we have always encouraged our partners to remain cautious when placing orders in order to ensure their profitability and low inventory levels. This cautious approach has impacted our financial and operational results in the short-term but we believe that it is a good investment that will yield longer term value. By implementing our focused strategy now, we are providing support to our distributors and authorized retailers when they are most in need, giving them the support needed to navigate a market that is facing increasing downwards pressure.”

“Our recommended retail prices during the sales fair remained stable however, demonstrating the continued fashion appeal of our products as we increase the breadth and depth of our collection in order to drive future sales. Using our strong cash position, we have increased our sales rebates and continue to extend longer credit periods for all our distributors. I am confident that these measures along with our shop rack and refurbishing initiatives will provide our partners with the support they need and ensure the future long-term sustainability of our business.”

First Quarter 2014 Results

Revenue for the first quarter of 2014 decreased 7.5% to RMB204.6 million from RMB221.2 million during the first quarter of 2013. The Company delivered approximately 1.05 million units to its distributors during the first quarter of 2014, compared with 1.18 million units during the first quarter of 2013. The total retail outlet count as of March 31, 2014 was 1,514. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2013	As of March 31, 2014
Company-operated flagship stores	1	1
Distributor-operated stores	99	97
Distributor-operated flagship stores	4	4
Distributor-operated retail website	1	1
Managed by authorized retailers	1,478	1,411
Total outlet count	1,583	1,514

Gross profit decreased to RMB60.5 million in the first quarter of 2014 from RMB67.8 million in the first quarter of 2013. Gross margin was 29.6% in the first quarter of 2014 as compared with 30.7% in the first quarter of 2013. The decrease in gross margin was primarily due to increased expenses associated with the research and development of the Company’s latest collection in order to improve their competitiveness and fashion appeal.

Interest and other income was RMB5.2 million in the first quarter of 2014 as compared to RMB4.2 million in the first quarter of 2013. The increase was mainly due to the higher interest income from higher time deposits placed with banks in the first quarter of 2014 as compared to the first quarter of 2013.

Selling and distribution expenses in the first quarter of 2014 increased to RMB20.4 million from RMB16.9 million in the first quarter of 2013. The increase was mainly due to printing costs associated with the Company’s 2014 Spring / Summer collection magazine and shopper carrier bags.

During the first quarter of 2014, the Company paid for shop rack, signage and various outlet-related accessories for 13 new retail outlets and refurbished 32 existing retail outlets, which includes expanding floor space for 17 existing retail outlets, as compared to 37 new retail outlets and 28 refurbished retail outlets during the first quarter of 2013. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help attract new consumers and improve the presentation of Xiniya’s products all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB11.8 million, or 5.8% of revenue, in the first quarter of 2014, compared with RMB11.5 million, or 5.2% of revenue during the first quarter of 2013.

Administrative expenses increased to RMB9.1 million in the first quarter of 2014 from RMB8.8 million in the first quarter of 2013, primarily due to amortization of ERP system.

Profit before taxation was RMB36.2 million in the first quarter of 2014, compared with RMB46.4 million in the first quarter of 2013.

Income tax expense in the first quarter of 2014 was RMB9.6 million, compared with RMB13.1 million in the first quarter of 2013.

Profit after taxation for the first quarter of 2014 was RMB26.6 million, compared with RMB33.2 million in the first quarter of 2013. Earnings per ADS were $0.08 in the first quarter of 2014, compared to $0.09 per ADS in the first quarter of 2013.

Financial Position

As of March 31, 2014, the Company had cash and cash equivalents of RMB827 million, and time deposits held at banks with maturities of more than three months of RMB350.0 million.

As of March 31, 2014, the Company had trade receivables of RMB359.8 million. The decrease in trade receivables was primarily due to collections from distributors in the first quarter of 2014.

Prepayments to suppliers are prepayments paid to the contract manufacturers for 2014 spring and summer orders. The decrease in these prepayments from December 31, 2013 was primarily due to offsets with payables to the contract manufacturers during the first quarter of 2014.

Deposits received from distributors are payments made by distributors for 2014 spring and summer orders placed with the Company. The decrease in these deposits from December 31, 2013 was primarily due to offsets trade receivables from these distributors during the first quarter of 2014.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on June 5, 2014, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1 800 8713110 or 1 888 7007397
- China: 800 803 6017
- Hong Kong: 800 96 8899
- International access: +886 2 21928018
- Participant PIN Code: 147530 #

A live webcast of the conference call will be available on:

http://www.corpasia.net/cancast/us/index.php?id=usXNY_31&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through June 12, 2014 at 8 a.m. EDT.

Conference Playback:

1. Dial the playback number: +886 2 33220777
2. Enter playback reference number: 152519#
3. Enter participant pin code: 880346 #

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2164 on March 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on March 31, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited
Mr. Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com

Mr. Christian Arnell
Telephone +86-10-5900-1548 in Beijing
Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands, except per share and per ADS amounts)

	Three months ended March 31,
	2013	2014	2014
	RMB	RMB	USD

Revenue	221,166	204,591	32,911
Cost of sales	(153,360)	(144,122)	(23,184)
Gross profit	67,806	60,469	9,727

Interest and other income	4,219	5,234	842
Selling and distribution expenses	(16,896)	(20,417)	(3,284)
Administrative expenses	(8,777)	(9,124)	(1,468)
Profit before taxation	46,352	36,162	5,817
Income tax expense	(13,125)	(9,563)	(1,538)
Profit for the period	33,227	26,599	4,279
Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(259)	739	119
Total comprehensive income for the period	32,968	27,338	4,398
Earnings per share – basic and diluted (in RMB)	0.15	0.12	—
Earnings per ADS – basic and diluted (in USD)	0.09	—	0.08

Weighted average shares outstanding in the period (‘000)	227,717	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	56,929	56,929	56,929

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As of December 31,	As of March 31,
	2013	2014	2014
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non–current assets
Property, plant and equipment	9,303	8,258	1,328
Intangible assets	8,566	8,019	1,290
Deposit for land use right	8,854	8,854	1,424
Total non-current assets	26,723	25,131	4,042

Current assets
Cash and cash equivalents	806,467	827,124	133,055
Time deposits held at banks with maturity over three months	130,000	350,000	56,303
Trade receivables	580,337	359,814	57,882
Prepayments to suppliers	80,785	22,248	3,579
Inventories	32,042	89,691	14,428
Other receivables and prepayments	17,093	24,016	3,863
Total current assets	1,646,724	1,672,893	269,110

Total assets	1,673,447	1,698,024	273,152

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,501
Statutory reserve	122,615	122,615	19,724
Currency translation reserve	(20,150)	(19,411)	(3,122)
Retained earnings	878,567	905,392	145,646
Total equity	1,500,186	1,527,750	245,761

Current liabilities
Trade payables	25,594	86,725	13,951
Deposits received from distributors	99,900	52,650	8,469
Other payables and accruals	29,071	18,922	3,044
Current income tax payable	18,696	11,977	1,927
Total current liabilities	173,261	170,274	27,391

Total equity and liabilities	1,673,447	1,698,024	273,152

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	Three months ended March 31,
	2013	2014	2014
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Profit before taxation	46,352	36,162	5,817
Adjustments for:
Depreciation for property, plant and equipment	1,292	1,045	168
Amortization for intangible assets	613	547	88
Interest income	(3,671)	(4,964)	(798)
Foreign exchange gains	(276)	(798)	(128)
Share-based compensation	263	226	36
Operating profit before working capital changes	44,573	32,218	5,183
Decrease in trade receivable	126,786	220,523	35,474
Decrease in prepayments to suppliers	57,104	58,537	9,417
Increase in inventories	(81,183)	(57,649)	(9,274)
Increase in other receivables and prepayments	(1,204)	(2,339)	(376)
Increase in trade payables	22,943	61,131	9,834
Decrease in deposits received from distributors	(47,900)	(47,250)	(7,601)
Decrease in other payables and accruals	(20,558)	(10,149)	(1,633)
Cash generated by operating activities	100,561	255,022	41,024
Income tax paid	(19,141)	(16,282)	(2,619)
Net cash generated by operating activities	81,420	238,740	38,405

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(170,000)	(220,000)	(35,390)
Acquisition of property, plant and equipment	(15)	—	—
Proceeds from VAT refund related to intangible assets	1,876	—	—
Interest received	3,074	380	61
Net cash used in investing activities	(165,065)	(219,620)	(35,329)

Net (decrease)/increase in cash and cash equivalents	(83,645)	19,120	3,076
Cash and cash equivalents at beginning of the period	1,096,103	806,467	129,732
Exchange gains on cash and cash equivalents	17	1,537	247
Cash and cash equivalents at end of the period	1,012,475	827,124	133,055